
18 Granted Patents
3X Reduction of Pain* in 5 Hours
Up to 70% Reduction in Opioids
FDA CLEARED
SofPulse
Accelerate recovery, Conquer pain
PEMF Engineered for Faster Recovery
Research-backed electroceutical technology designed to treat pain without addiction.
*Mean Pain Score

INVEST IN **SOFPULSE, INC.**

Conquer Pain, End Addiction

sofpulse.com Fuquay-Varina, NC

Technology | Notable Angel | B2B | Healthcare | Hardware

Highlights

Notable Angel

Raised $25k or more from a notable angel investor

Repeat Founder

Started a prior company with $2M+ in funding or revenue

1. FDA-Cleared for Postoperative Pain and Edema & Listed on the Fed Supply System for sales to VA/DoD

2. 50 million post-operative patients in the U.S. Hospital Market - Total Available Market: $25 Billion

3. Robust Patent Portfolio: 18 Granted Patents Related to PEMF Therapies Including TBI, MS & Strokes

4. Proj. Rev from US Hospital Market after receiving Medical Reimbursement: $1.25B/Yr (not guaranteed)

5. Drug-free Solution for Eldercare/Assisted Living Facilities: Proj. Rev. 2026: $8.7M (not guaranteed)

6. Received CE Mark: Expanding into Asia, Europe & South American Healthcare Markets

7. Obtained Taiwan-FDA Approval and signed Exclusive Distributorship for $21mm in revenue over 6 years.

8. Preparing to go public: filing a S-1 to register the CF Shares (not guaranteed)

Featured Investors

Harry Feinberg Follow

“I invested for two reasons: because of the CEO/director, Alan Collier, and because of SofPulse's technology. It's incredible. This device is amazing in how it treats pain, wound care, gets people out of the hospital quicker and keeps people off pills. The electromagnetic frequency ("PEMF") technology is a clinically proven substantial factor in healing. I have been a lawyer in Philadelphia for the last 25 years. I stand by this company and its directors fully or I never would have invested a large sum. I believe a company is only as strong as its management, so that was a crucial factor in why I invested. The future is bright for this company, especially now that we need to certainly pivot away from pills. The device helps heal wound and surgical issues at such a rapid pace that it is an incredibly attractive option for consumer/hospitals/elder care facilities. Based on this proven technology, I do feel this is the future for wound care." Harry Feinberg”



K Tucker Andersen
Syndicate Lead

Follow

Invested $681,000

B.A. Quantitative Studies Wesleyan University CFA, ASA, formerly co-managing partner $1B+ fundamentally oriented long biased hedge fund, previously trustee of two private educational institutions , completing - 36th year as member of Philips Exeter IC

“During the last few years I have followed the progress of the company in the development of SofPulse and gotten to know and trust management. The opioid crisis has exacted a huge financial and personal toll on our country and the families impacted. I am extremely excited about the potential of SofPulse to help solve the opioid crisis by providing drug free pain treatment for millions of individuals. This is a wonderful example of the type of investment which I attempt to find - a company with a product that can do a great deal of good while at the same time potentially providing the investor a chance for their investment to do well.”

Our Team



Alan Collier — CEO

With over 30 years experience specializing in the development and financing of early stage and acquisitive companies. Mr. Collier was previously a managing director of two registered investment banks and has taken multiple companies public in the US.



David Irving — Chief Communications Officer

Mr. Irving, former NFL defensive tackle turned advocate to reduce opioid dependency and for treatments of Traumatic Brain Injury, describes SofPulse® as the only effective treatment for his conditions. His goal is to help it become the standard of care...



Ira Weisberg — President

Mr. Weisberg has extensive executive experience in healthcare with executive positions at Alphavax, Inc., Lifecycle Pharma, Chugai Pharma USA, Haemac He negotiated out-licensing agreements with major pharmaceutical companies in excess of $100 million.



Andre' DiMino — Regulatory Consultant

Mr. Dimino has extensive engineering and science background in the design, development, commercialization and manufacturing of medical devices. He has over 30 years of experience in FDA and international regulatory requirements for medical products.



Steven Barnes — Senior Vice President



Steven Barnes Senior Vice President

Mr. Barnes has over 25 years of corporate finance experience and has structured numerous private and public debt and equity offerings in many sectors including biotechnology, healthcare, companies.



Frank J. Hariton, Esq. SEC & General Counsel

Mr. Hariton has over 30 years of experience as a securities attorney principally representing microcap companies and start-ups. He is admitted to practice in New York State and received his B.A and J.D. from Case Western Reserve University.



Carmen Naidoo Creative Content Manager

Miss Naidoo is a seasoned creative strategist with over 10 years of experience leading brand, pitch, and communications work for startups, churches and nonprofits. She's built digital awareness campaigns for innovative companies across multiple sectors.


Non-Opioid / Drug free solution for pain management

SofPulse® offers an **FDA-cleared** medical device that reduces post-operative pain, inflammation and edema **cutting opioid use up to 70%.**

With **50 million surgical patients** yearly in the US, an additional **15 million Veterans** and millions of Americans retiring to Elder Care and Assisted living facilities yearly (where **1 out of 10 is at risk of bedsores or chronic wounds** yearly), SofPulse® is in the position to **make major difference in drug-free pain management** and **speeding up recovery.**

With plans to **secure Insurance medical reimbursement**, SofPulse® aims to become the **standard of care for reducing opioid use**, accelerating recovery and reducing healthcare costs which **will help us save lives.**


SofPulse®
Accelerate recovery, Conquer pain
Our Purpose
Dependable pain relief without dependence
SofPulse® is clinically proven to reduce inflammation, pain and edema - Accelerating Recovery and Conquering Pain!
Non-opioid | Non-invasive Drug-free
Our goal is to establish SofPulse® as the standard of care in pain reduction and wound management.
With the pain market shifting towards holistic approaches, SofPulse® is set to lead the market with its innovative technology.

Join us to help fight the opioid crisis. Invest now and be part of the solution!

part of the solution.

Goal: Raise funds to **achieve insurance medical reimbursement** for SofPulse® FDA-cleared device, enabling **widespread adoption in the US surgical markets, VA/DoD** and the **aging U.S. Eldercare markets** so we can significantly **reduce opioid use and dependency** for pain relief.



A Message From the CEO

The opioid crisis, after almost 40 years and counting, is still devastating America. Every year, millions of patients undergo surgery and leave the hospital dependent on painkillers with little recourse for safe, effective alternatives. That's why SofPulse® matters so much. It is backed by rigorous science and poised to transform recovery across U.S. hospitals.

The University of California, San Diego has completed a pilot study using our FDA-cleared device. The results were extraordinary: SofPulse® reduced post-operative pain by 38.2% and reduced opioid usage by 41% by day 3 after surgery. These aren't just numbers, they represent a future where recovery is faster, safer and addiction-free.

We are gearing up for a definitive multi-site study aimed at achieving medical reimbursement from insurance companies ("Medical Reimbursement"). This will be a substantial milestone towards making SofPulse® the standard of care in American hospitals.

As already validated by fourteen clinical studies, SofPulse® outperforms traditional NSAIDs (aspirin, acetaminophen, and ibuprofen) in reducing inflammation, a primary cause of pain and is a viable alternative to reduce opioid consumption.

Upon successful Medical Reimbursement, we expect SofPulse® to be adopted across hospitals nationwide. Within 3 to 5 years, we project a 5% market penetration of the 50 million annual surgeries in the U.S., translating to 2.5 million devices sold at $500 each and $1.25 billion in annual revenue.

annual revenue.

This is about helping patients avoid addiction and its devastating consequences while significantly shortening hospital stays. -And yes, it is also about providing substantial return to our investors.
Join our campaign to make SofPulse® the essential drug-free treatment for pain and inflammation.

Let's make this a reality; become an investor in SofPulse today.

Sincerely,


Alan Collier

Future projections are not guaranteed.


The Opioid Crisis

The opioid crisis has been ravaging communities and families across the United States for the past decade.

More than **560,000 people** in the United States have **died from overdoses involving opioids** since the epidemic began; The number of annual opioid overdose deaths remains more than **8 times higher than it was in 1999**; There were approximately **80,000 overdose deaths in 2024.**


What the World is Saying


KEN PAXTON
Opioid Crisis
1,375
Opioid related deaths in Texas in 2016
42,249
Nationwide opioid related deaths in 2016
1999-2015
300,000 died due to opioid abuse
Opioid Epidemic
7 Deaths, 5 Hours: Drug Overdoses Surge in Western New York
BBC
Warning issued after two suspected opioid deaths
States agree to $7.4 billion settlement with Purdue Pharma in opioid litigation

SofPulse is stepping up to tackle this most monumental challenge in the healthcare market - **The Opioid Crisis:**

According to the National Center for Drug Abuse (NCDAS) Opioids are **the deadliest drug** type:

- **4 out of 5 people using heroin first misused prescription Opioids.**
- At least one type of opioid is a factor in **7 out of 10 Overdose deaths.**
- Overdose deaths rank just below diabetes in terms of **highest death count.**
- Killing more than **230 Americans every day.**
- Drug overdoses have **killed almost a million people** since 1999.

It is clear that we need safer, effective alternatives for opioids as well as finding ways to reduce their use.



And That is Why We Created SofPulse®



Drug Free Treatment of Pain

SofPulse® technology **effectively alleviates pain** associated with surgical procedures and chronic inflammatory conditions, **reducing the need for opioid medications**. By providing **safe and effective pain management**, we aim to minimize the risks associated with opioid use, including dependency and adverse side effects.



Post-Surgical Care and Edema Management

In postoperative care, SofPulse® devices not only enhances recovery but also works to **prevent possible escalation into opioid dependency**.

The VHA and DoD are presently evaluating SofPulse® devices as a solution for reducing opioid use in post-surgical pain, wound management and breakthrough pain experienced prior to surgery. SofPulse®'s inclusion in the Federal Supply Schedule **opens doors to the largest integrated healthcare system in the US.**

Our heroes often face challenges with pain and recovery

Our heroes often face challenges with pain and recovery, making them key beneficiaries of the SofPulse® solution.


Leader In the Emerging
Medical Device Space

SofPulse has quickly established itself as a leader in the emerging medical device space, delivering innovative, and non-invasive treatments that address pressing needs in patient care.

Our FDA-cleared medical device for postoperative reduction in pain and edema as well as in the promotion of wound recovery provides effective palliative care, particularly for vulnerable populations such as the elderly and those with limited mobility.


SofPulse Benefits®
· Speeds up Post-Surgical Recovery Process Naturally
FDA
CLEARED


Our Technology

Our Technology

At the heart of SofPulse's innovations is our Electroceutical® Therapy, which employs pulsed electromagnetic fields that have been shown to enhance cellular function, accelerate tissue repair, and modulate pain responses. Peer-reviewed clinical studies have documented the efficacy of SofPulse® PEMF technology for a variety of medical conditions, including:

- **Post-operative pain management**
- **Edema reduction**
- **Alleviation of inflammatory conditions**
- **Support for cardiovascular health**
- **Treatment for central nervous system disorders**

Adjunctive therapy for chronic wounds, including stage 2, 3, and 4 pressure ulcers (bed sores). This cutting-edge PEMF technology empowers healthcare providers to deliver comprehensive treatment options, resulting in faster recovery and improved quality of life.

Our Message

SofPulse® is the solution that provides for a revolutionary non-pharmaceutical approach to pain management

2.2X Post-op use of narcotics at 48 hours

300% Mean pain scores at 5 hour

275% Inflammation and swelling at 18 hours

Safe

- Electric field emitted is 1,000 times lower than that of a mobile phone

Simple

- Single-use patient device applied directly after surgery

- lower than that of a mobile phone
- Drug-free pain option
- Noninvasive and safe for use with other pain treatments
- directly after surgery
- Lightweight, wearable, and disposable
- Pre-programmed to deliver up to eight days of therapy

Our clinical studies have demonstrated that reduced inflammation and edema equate to less pain and faster recovery from surgical procedures. Patients will get back to their lives faster without addiction and no adverse effects.



Our Robust Patent Portfolio

SofPulse® medical devices have 18 granted patents for treating pain and inflammation related conditions including: Traumatic Brain Injury (TBI), Multiple Sclerosis (MS), Inflammation, Strokes and other related conditions with PEMF (Pulsed Electromagnetic Frequency) therapy.

SofPulse is the only therapeutic option to treat pain after surgery other than a NSAID which is far less effective. The **superior effects**, we believe, enable this technology to be the "go to pain" management option upon receiving Medical Reimbursement - **we believe this will change the world and enables our supporters to see a geometric return!**



Target Markets and Impact

SofPulse has solidified its position in the market through its SofPulse® PEMF technology with FDA clearance; ensuring safety and efficacy across

medical applications.



Post-Surgical Care Market

SofPulse is well-positioned to make a transformative impact in Post-Surgical Care Nationwide. By reducing the dependence on opioids and offering a drug free alternative, SofPulse® aims to enhance recovery processes and mitigate the risks associated with opioid use.



Elder Care Market

SofPulse's dedicated outreach to eldercare communities will not only raise awareness of SofPulse® but also foster important discussions around the need for effective, non-opioid pain management options. SofPulse® is prepared to meet the escalating demand for safe alternatives to opioid pain management and chronic wounds (Bed Sores which cost over $20,000 per occurrence to treat currently).

VA and DoD Communities

SofPulse®'s inclusion in the Federal Supply System opens doors to the largest integrated healthcare system in the US. Through our distributor, Academy Medical, will leverage partnerships and establish a presence within federal healthcare systems as a effective, non-opioid pain management option.



Asian Health Care Market

Sofpulse, Inc. is strategically commercializing it's product in Asia, where there is a rapidly growing demand for innovative healthcare solutions. The SofPulse® device has already received approval from Taiwan's TFDA and is being marketed by Evermed Medical Enterprise. With many Asian nations increasing healthcare expenditure and embracing alternative therapies, the potential for growth is substantial.

Stay Ahead Of The Curve


Invest in Growing and Expanding Medical Markets
5.9%
US MARKET CGAR
2022 - 2030
2022
2023
2024
2027
2030
Medical Device Market
According to Fortune Business Insights, the global medical devices market size was valued at USD $512.29 billion in 2022 and is projected to grow from USD $536.12 billion in 2023 to USD $799.67 billion by 2030.
5.5%
US MARKET CGAR
2022 - 2030
More than 85
75-84
65-74
Less than 65
$87.4B
2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030
Assisted Living Market
The U.S. assisted living facility market size was valued at USD 91.8 billion in 2022 and is expected to expand at a compound annual growth rate (CAGR) of 5.53% from 2023 to 2030. Major factor driving the market growth is thegrowing geriatric population seeking companionship, security, and assistance with daily activities, are residing in ALFs.


SofPulse® has
Medical Efficacy

FDA cleared for its adjunctive use in reduction and treatment of postoperative pain and edema, **SofPulse® has shown clinical efficacy** in postoperative use to have a **3X reduction of pain** mean scores, 275% reduction in postoperative inflammation and edema, and a 2.2-fold reduction in the need for pain medication compared to placebo treatments - without known side effects or contraindications.




SofPulse's Patent-Protected PEMF
Research In Healthcare
Research & Development
Patents addressing multiple chronic inflammatory conditions including ischemic stroke, multiple sclerosis (MS), traumatic brain injury (TBI), dementia, alzheimer's, cardiovascular, and peripheral vascular disease.
Clinical Studies
Ongoing studies being conducted by Stanford University, Columbia University, and more.
PEMF Studies
There have been 839 PEMF studies completed showing efficacy from 1981 until 2023.
Efficacy Studies
There have been a total of 14 PEMF studies showing efficacy utilizing SofPulse®


Additional Evidence Shows a
Reduction in Length of Hospital Stays

Additionally, an investigator-initiated study, authored by Dr. Samir Awad, Professor of Surgery at Baylor College of Medicine, entitled 'The Impact of Pulsed Electromagnetic Field (SofPulse®) on Postoperative Pain in Patients Undergoing Cardiothoracic Surgery' demonstrate that the use of **SofPulse®** significantly **decreased postoperative pain by 50%, decreased opioid requirements by 70%**, and resulted in a **significant decrease in Length of Stay at the hospital by a median of 2 days.**


Our Unique Value
Proposition

SofPulse® currently stands as the **only** viable non-invasive, **FDA-cleared product** on the market that effectively reduces pain, edema, and inflammation while treating and preventing pressure ulcers.

The device has previously received CMS National Coverage for managing chronic wounds, reinforcing its clinical significance and providing reimbursement opportunities for healthcare providers.


Who Can Benefit From PEMF
Therapies
Making Healthcare and Non-Opioid Pain
Reduction Available To All
Wound Care
Management
Surgical
Patients
First
Responders
Athletes
Military
Aging &


Rehab and
Physical
Therapy

Upon us getting **Medical Reimbursement**, we expect **Geometric Growth and Profit.**

It is that simple; 50 million patients each year have surgical procedures and needing our device for a better result. 50 million x $500 is a total available market of $25 billion!

Future projections are not guaranteed.


What Doctors Are Saying
Dr. Steven Ringler
“I was impressed with the science behind SofPulse and began using it for my Abdominoplasty patients. My patients are experiencing less discomfort, less swelling and faster recovery than they did prior to using SofPulse. Patients today look for procedures with less downtime following plastic surgery and SofPulse helps us achieve that goal with our Abdominoplasty patients."
Dr. David Kirn
"Beautiful in simplicity, the SofPulse plays a key role in expediting recovery for our abdominoplasty and breast augmentation patients."
Scott Haupt MD
"I use a non-invasive therapy called SofPulse; it reduces swelling and pain from surgery. Sofpulse allows my patients to get back to life faster.”



David’s Story

David, a former NFL player who suffered from 27 concussions before the age of 26, discovered renewed hope and freedom from constant traumatic brain injury (TBI) symptoms through SofPulse®. This groundbreaking technology, utilizing gentle pulsed electromagnetic field (PEMF) therapy, resolved his chronic headaches and provided relief from PTSD symptoms.



Brandon’s Story

Brandon, an aspiring LA firefighter, faced a daunting challenge when he tore his rotator cuff during training and required surgery. His path to recovery took an unexpected turn with the introduction of SofPulse®. This revolutionary technology, cut his opioid pain pill use to 2, from the national average 96 opioids for his surgery, and propelled Brandon's recovery process extraordinary heights.



Ken's Story

Ken, a medical sales professional, was involved in a car accident when an 18-wheeler truck collided with and destroyed the vehicle he was driving. Ken sustained a collapsed lung, multiple fractured ribs, and excruciating pain from the accident. Using SofPulse®, Ken amazingly required No Opioid Pain Medication to manage his pain, and experienced accelerated healing, enabling him to return to work faster than expected.

Recovery Reimagined

SofPulse helped them get back to life—faster and stronger.



Susan E. Kolb M.D. - F.A.C.S., A.B.I.H.M - Umbilical Hernia Repair

"I am a board certified plastic surgeon and a founding diplomate of the American Board of Integrative and Holistic Medicine. I had a recurrent umbilical hernia repair in January of 2012 and used SofPulse technology for pain control. The only pain medications I took were narcotics on the day of surgery and one Celebrex on the day after surgery. This is unusual as hernia repairs are painful for several weeks after surgery. I recommend SofPulse for my patients for drug (and complication) free pain control after surgery."



Sharon from Seattle - Breast Augmentation



"I am a patient of Dr. Dry (www.gavindry.com) and I recently had breast augmentation surgery with him. I wore the Sofpulse for 5 days and had a great experience with the product. I had far less pain than previous surgeries and I would highly recommend Sofpulse."



Suzanne from San Francisco - Hysterectomy

"I just can't say thank you enough for my SofPulse after my hysterectomy. Not only did it speed my recovery physically, it made me feel like I was doing something proactive for myself even while I was just resting on my couch. The mental boost cannot be discounted. I know I was more active sooner with SofPulse."

SofPulse®
Accelerate recovery, Conquer pain

Executive Management Team



Alan Collier - *Chief Executive Officer*

Brings 30+ years of experience in early-stage company growth and financing. A former managing director at two U.S. investment banks, he's taken multiple companies public and now focuses on scaling startups and acquisitive businesses.



Ira Weisberg - *President*

A seasoned executive with leadership roles at Alphavax, Lifecycle Pharma, Chugai Pharma USA, and Haemac. She's led pharma strategy and business development, securing $100M+ in out-licensing deals with top global companies.



David Irving - *Chief Communications Officer*

A former NFL defensive tackle turned champion for opioid-free recovery and brain injury treatment. After personal success with SofPulse®, he's on a mission to make it the new standard in post-op and trauma care.



K. Tucker Andersen

Syndicate Lead

"The opioid crisis has exacted a huge financial and personal toll on our country and the families impacted. I am extremely excited about the potential of SofPulse to help solve the opioid crisis by providing drug free pain treatment for millions of individuals."



Financial Projections, We Are Ready to Launch

SofPulse® Accelerate recovery, Conquer pain

Projections: Elderly Care

In year one, with a capital infusion of $1,000,000, we are projecting sales of $8,683,000 in the next twelve months.



$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$8,683
$19,080
$22,896
$27,475
$32,970
$1,711
$4,715
$5,605
$7,403
$9,588
Revenue
EBITDA


1
2
3
4
5
YEARS POST FUNDING
(IN THOUSANDS)

Future projections are not guaranteed.

Post-Funding

	Year 1	Year 2	Year 3	Year 4	Year 5
Total Income	$8,683,000	$19,080,000	$22,896,000	$27,475,000	$32,970,000
EBITDA	$1,711,000	$4,715,000	$5,605,000	$7,403,000	$9,588,000

The infrastructure for this robust marketing launch into the Elderly Care Market is complete and this marketing launch will commence upon funding. $1,000,000 has been allocated for this purpose.

—And we already have an exclusive agreement with our Taiwan distributor for $21 million over the next 6 years and a VA/DOD contract with Academy Medical

Then we will move into a robust launch in the U.S. Commercial Hospital Market and the VA/DOD marketing channels after Medical Reimbursement.

Our Projected sales: upon obtaining Medical Reimbursement, we expect to generate $1.25 Billion a year in the U.S. Hospital Market alone.

Future projections are not guaranteed.

Initial Raise:

Initial Raise:


Use of Proceeds*
Commissions
6.9%
Working Capital
30%
R&D - Study for reimbursement
23.1%
Raising
$1,235,000
Advertising and Social Media
20%
Marketing Launch - Elderly Care
20%
*Use of Proceeds are subject to change at the sole discretion of Management.

Upon completing the audited financials for 2023 and 2024, we plan to file an amendment to increase the raise to $5,000,000.


Upon Completion of This
Offering We Are Going Public.

We plan to file an S-1 with the SEC to register your shares and take the company public. Our goal is to become a NASDAQ or NYSE listed company shortly thereafter.

Future projections are not guaranteed.

Why Invest in SofPulse?


The Market Opportunity
$400B+ Untapped U.S. Medical Market: Over 50 million post-surgical patients annually could benefit from SofPulse®'s non-invasive PEMF therapy.
15 M Veterans/Dept of Defense beneficiaries at risk of chronic wounds and inflammatory conditions: Underscoring a critical need in federal systems.
8.8 M seniors/monthly (1-in-10) at risk to develop bed-sores or chronic wounds: Driving demand across senior living and hospital systems.
$177B Assisted Living Market in 2025 - Growing to $252B by 2030: 10% residents facing bed sores or chronic wound risks, monthly.
Global Expansion Ready: International growth underway across Asia, Europe, Latin America, and beyond

And You Can Get Perks:



An Exclusive Embroidered CF Launch Long Sleeve Pullover
SofPulse
Yours When You Invest
$400



A signed NFL Football from David Irving #95 of the Dallas Cowboys
NFL
Wilson
COMMISSIONER
Yours When You Invest
$800




And An Evening at the Hollywood Bowl with David Irving TBD
Yours When You Invest
$5000

Together, We Can Get SofPulse® Medical Reimbursement and Help Millions of People

By investing in SofPulse, you're helping us reduce the opioid consumption after surgery for all surgical patients. Let's prevent addiction by making SofPulse® the standard of care in every Hospital stay and save lives daily.


Upon Us Obtaining Medical Reimbursement



We can:

- Help society **fix a horrible problem – Opioid Addiction!**
- Provide our investors an opportunity to make a substantial profit on their investment.

So let's help people **consume less opioids!**

Please join us in making this a reality.



Invest in SofPulse Today!
Become Part of the Solution.
Leading edge technology for accelerated recovery.
All statements, trends, analysis, and other information contained in this presentation including words such as "anticipate," "believe," "plan," estimate," "expect," and "intend" and other similar expressions of opinion, constitute forward-looking statements. These forward-looking statements are subject to business and economic risks, and actual results of operations of SofPulse, Inc. may differ materially from those contained in the forward-looking statements. In addition, the statements contained herein reflect the expectations of SofPulse as of the date of this presentation. SofPulse anticipates that subsequent events and developments may cause these expectations and beliefs to change. However, while SofPulse may elect to update these forward-looking statements at some point in time, SofPulse specifically disclaims any obligation to do so, whether as a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as a representation of the views or expectations of SofPulse as of any date after the date of this presentation.